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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2004
Commission File Number: 000-49946

Alamos Gold Inc.

(Translation of registrant's name into English)

Suite 1503, 110 Yong Street
Toronto, Ontario, Canada M5C 1T4
(Address of principal executive offices)

Suite 1400 – 400 Burrard Street
Vancouver, British Columbia, Canada V7X 1A6
(Former Name or Former Address, if Changed Since Last Report)

1. News releases, Dec. 9, Dec. 12, 2003, Jan. 21, Feb. 12, Mar. 3, 22, and 23, 2004
2. Material Change Reports, Dec. 12, 2003, Jan 21, Feb. 12 and Mar. 23, 2003
3. Alternative Monthly Reports, Nov. 30, 2003 and Jan. 31, 2004
4. Interim Financial Statements and BC Form 51-901F

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20- F..XXX.... Form 40-F..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Alamos Gold Inc.

Suite 1400, 400 Burrard Street
PO Box 48780 Bentall Centre
Vancouver, British Columbia
Canada   V6C 3G2

Telephone: (604) 643-1787
Facsimile: (604) 643-1773

Email: info@alamosgold.com

Website: www.alamosgold.com
Trading Symbol: AGI (TSX Venture)

December 9, 2003

Alamos Grants Incentive Stock Options

Vancouver, B.C., Alamos Gold Inc. announces the grant of incentive stock options to directors, officers and consultants under its stock Option Plan to purchase up to a total of 903,500 common shares in the capital of the Company. The options are exercisable at a price of $2.50 per share for a five-year period.

ON BEHALF OF THE BOARD

/s/ John A. McCluskey

John A. McCluskey
President and Chief Executive Officer

For further information, please contact:
John A. McCluskey
President and Chief Executive Officer
Tel: 416-925-4880
Fax: 416-925-2264
Email: john.mccluskey@sympatico.ca
Website: www.alamosgold.com

_____

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statement in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in the Company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Alamos Gold Inc.

Suite 1400, 400 Burrard Street
PO Box 48780 Bentall Centre
Vancouver, British Columbia
Canada   V6C 3G2

Telephone: (604) 643-1787
Facsimile: (604) 643-1773

Email: info@alamosgold.com

Website: www.alamosgold.com
Trading Symbol: AGI (TSX Venture)

December 12, 2003

Alamos Gold Announces More High Grade Oxides Over +100 m Intervals from Estrella Zone

Vancouver, B.C., Alamos Gold Inc. is pleased to announce assay results from five additional holes of the recently concluded fifteen-hole underground core-drilling program within the Cerro Estrella portion of the Mulatos deposit in Sonora, Mexico. A total of 1821.5m of core were drilled in the Phase I program, with five areas of higher-grade structurally controlled mineralization tested.

Drill hole results are consistent with the first four holes, and continue to demonstrate significant intercepts of gold mineralization higher than the average grade of the deposit. Drill hole composite intervals are presented in the following table:

NOPAL / CANTIL UNDERGROUND CORE HOLES
COMPOSITE RESULTS

DRILL HOLE (Azimuth/ Inclination)	TOTAL DEPTH (m)	FROM (m)	TO (m)	INTERVAL (m)	GOLD g/t	LITHOLOGY/ALTERATION/ OXIDATION
NP03-01 (240/+25)	129.3	0	114.74	114.74	3.05	0-79.85m Rhyodacite porphyry, strong advanced argillic alteration, unoxidized. 79.85-110m Rhyodacite porphyry, strong vuggy silica alteration, strongly oxidized. 110-129.3 volcaniclastic conglomerate, strongly argillized.
Includes:		3.05	29.06	26.01	6.47 (uncut) 5.20 (cut to 34 g/t)	
NP03-05 (240/0)	100.05	0 53.21	47.13 86.65	47.13 33.44	2.68 1.97	0-100.5m Rhyodacite porphyry, strong advanced argillic alteration with local silicified zones, unoxidized.
NP03-06 (240/-20)	106.1	0	102.5	102.5	5.45	0-12.8m Rhyodacite porphyry, moderate to strong silica alteration, moderately to strongly oxidized. 12.8-102.5m Rhyodacite porphyry, strong-intense vuggy silica alteration, strongly oxidized.
Includes:		32.12 70.37	40.97 76.49	8.85 6.94	11.76 29.25 (uncut) 22.96 (cut to 34g/t)	
NP03-07 (050/0)	101.4	0	101.4	101.4	2.14	0-29.85m Rhyodacite porphyry, strong silicic alteration, strongly oxidized. 29.85-101.4m Rhyodacite porphyry, strong vuggy silica alteration, strongly oxidized.
CT03-03 (230/0)	141.4	0 82.45	79.36 134.47	79.36 52.02	3.01 1.98	0-134.47m Volcaniclastic conglomerate, coarse-grained facies, strongly silicified with zones advanced argillic alteration, strong fracture-controlled oxidization in silicified intervals.

Drill holes NP03-01, NP03-05, NP03-06, NP03-07 were drilled in the main Cerro Estrella structural zone and substantiate the concept of higher-grade gold concentrations within broad structural zones. NP03-06, NP03-03, and NP03-04 (previous release) and NP03-01 and NP03-05 are fan holes that demonstrate mineralization continuity a minimum of 75m vertically within the zones. Forthcoming holes will provide intercepts at higher elevations. Highest-grade intercepts in NP03-06 include 3.1m at 48.25 g/t (uncut) and 1.5m @ 34.9 g/t.

Drill hole CT03-03 is significant in that it was drilled in the northern portion of the Cerro Estrella area and tests a separate structural zone. CT03-03 assay results indicate a width of +3 g/t gold mineralization approximately twice that predicted by the previous model. Intercept widths are believed to be roughly reflective of true zone widths at the Nopal level elevation. A 0.5g/t cut-off grade was used for calculation of composite intervals, with only a single 1.5m interval of sub-0.5 g/t material allowed within a composite interval.

The Mulatos underground drilling program is being carried out under the direction of Ken Balleweg, BSc. Geological Engineering, MSc. Geology. Mr. Balleweg is Alamos' Exploration Manager and the Qualified Person as that term is defined in National Instrument 43-101 of the Canadian Securities Administrators. Strict sampling and QA/QC protocol are followed, including use of the same sampling procedures and standards used in previous Placer Dome drilling programs. Sample intervals are 1.5 m, except to accommodate geologic contacts. The NQ2 core is cut on site, and half sent to BSI Inspectorate Laboratories in Reno, Nevada for analysis. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 3.0 g/t. All remaining holes have been processed and shipped for analysis. Assay results from the remaining holes are anticipated by month-end.

For further information, please contact:

John A. McCluskey
President and Chief Executive Officer
Tel: 416-925-4880
Fax: 416-925-2264
Email: john.mccluskey@sympatico.ca
Website: www.alamosgold.com

_____

Alamos Gold Inc.

Suite 1400, 400 Burrard Street
PO Box 48780 Bentall Centre
Vancouver, British Columbia
Canada   V6C 3G2

Telephone: (604) 643-1787
Facsimile: (604) 643-1773

Email: info@alamosgold.com

Website: www.alamosgold.com
Trading Symbol: AGI (TSX Venture)

January 21, 2004

Alamos Gold Announces New Gold Resource Estimate for Mulatos Deposit, Mexico

Vancouver, B.C., Alamos Gold Inc. is pleased to announce that a new gold resource estimate has been completed for the Mulatos deposit in conjunction with a feasibility study that is currently in progress. M3 Engineering and Technology Corporation from Tucson, Arizona is preparing the feasibility study using a development plan that has substantially lower capital costs than those used in previous studies.

A total of 593 drill holes totaling over 95,000 meters of drilling (359 reverse circulation and 172 core holes) were used to estimate gold and silver resources, including the recently completed underground core holes. The resource estimate also utilized a new geologic interpretation consisting of a series of high-grade mineralized structures within a broad zone of lower-grade gold mineralization. Higher-grade structurally controlled gold domains were identified by both surface and underground mapping and further substantiated by the recent underground drilling program. The underground drilling program also suggests that oxidation within the deposit is more extensive than previously realized, which will be quantified and integrated into the feasibility study prior to its completion.

The resource estimate was prepared by Mike Lechner, President of Resource Modeling Inc. of Tucson, Arizona. Mr. Lechner is recognized as a Qualified Person according to the requirements of NI 43-101. The new resource model is more conservative than previous model estimates by the application of tighter search envelopes and more stringent resource classification criteria. Block gold grade estimation was constrained by a 0.25 g/t gold grade envelope that was constructed using alteration distribution and known structural controls as boundary constraints. Gold grades were estimated using a series of inverse distance cubed interpolation runs that used progressively longer search ranges. The following table summarizes the measured plus indicated and inferred gold resources for the Mulatos deposit at several gold cutoff grades. The resources shown in the table below comply with the definitions for measured, indicated, and inferred resources as outlined by CIMM and NI 43-101 guidelines.

Au Cutoff	Measured+Indicated			Inferred			Total Resources		
(g/t)	Tonnes (000)	Au (g/t)	Au Ozs (000)	Tonnes (000)	Au (g/t)	Au Ozs (000)	Tonnes (000)	Au (g/t)	Au Ozs (000)
0.20	140,186	0.88	3,966	54,667	0.50	879	194,853	0.77	4,845
0.40	93,100	1.17	3,502	21,192	0.86	586	114,292	1.11	4,088
0.60	62,216	1.51	3,020	10,382	1.26	421	72,598	1.47	3,441
0.80	44,285	1.84	2,620	6,336	1.63	332	50,621	1.81	2,952
1.00	33,094	2.17	2,309	4,240	1.99	271	37,334	2.15	2,580

Gold resource classification was based on proximity to drill hole data. Measured resources were defined as blocks within 6 meters of drilling, indicated resources defined as blocks estimated by holes between 7 to 36 meters from the drill hole data, and inferred resources as blocks within 37 to 74 meters from drilling information, but inside of a 0.25 g/t gold grade envelope. No measured resources were defined for blocks outside of a 0.25g/t grade envelope, but blocks outside of the 0.25g/t grade shell were defined as indicated if within 18 meters of drilling data, and inferred within 19 to 36 meters from drilling data. Future infill drill hole information will most likely result in the conversion of inferred resources to measured and/or indicated resources. Similarly it is believed that future drilling campaigns will add additional resources to the current inventory. High-grade gold assays were capped at 35 g/t prior to compositing the drill hole data. In addition, selected assay grades from two early drill campaigns were reduced after a thorough review of check assay results suggested positive bias in the original assays, resulting in a more conservative, but higher confidence in the grade estimate. The assays from 34 1994 vintage air track holes were discarded because of suspected poor sample recovery and the possibility of down-hole contamination. Nearby core and reverse circulation drilling data were used in place of the air track holes.

For further information, please contact:

John A. McCluskey
President and Chief Executive Officer
Tel: 416-925-4880
Fax: 416-925-2264
Email: john.mccluskey@sympatico.ca
Website: www.alamosgold.com

Alamos Gold Inc.

Suite 1400, 400 Burrard Street
PO Box 48780 Bentall Centre
Vancouver, British Columbia
Canada   V6C 3G2

Telephone: (604) 643-1787
Facsimile: (604) 643-1773

Email: info@alamosgold.com

Website: www.alamosgold.com
Trading Symbol: AGI (TSX Venture)

February 12, 2004

Alamos Gold Announces Appointment of New Chief Financial Officer

Vancouver, B.C., Alamos Gold Inc. announces the appointment of Jon Morda, C.A., as the new Chief Financial Officer of the Company. Mr. Morda is a financial executive, experienced in areas of corporate financing, treasury, accounting and taxation functions. He obtained his B.A. (Economics and Accounting) in 1975 from the University of Toronto, and became a Member of the Institute of Chartered Accountants of Ontario in 1980. Mr. Morda began his career in the mining sector in 1986 as Supervisor, Taxation with Dome Mines Ltd. Mr. Morda has been associated with mining exploration and development companies active in Mexico since 1995.

Alamos Gold also announces the grant of options to purchase up to a total of 110,000 shares in the capital of the Company at a price of $2.75 per share commensurate with the aforementioned appointment. The options are exercisable for a five year period, and are granted pursuant to Alamos' 2003 Stock Option Plan.

For further information, please contact:

John A. McCluskey
President and Chief Executive Officer
Tel: 416-925-4880
Fax: 416-925-2264
Email: john.mccluskey@sympatico.ca
Website: www.alamosgold.com

Alamos Gold Inc.

Suite 1400, 400 Burrard Street
PO Box 48780 Bentall Centre
Vancouver, British Columbia
Canada   V6C 3G2

Telephone: (604) 643-1787
Facsimile: (604) 643-1773

Email: info@alamosgoldcom

Website: www.alamosgold.com
Trading Symbol: AGI (TSX Venture)

March 3, 2004

Alamos Gold Amends and Restates Form 51-901F, Schedule C, for Quarters Ended March 31, 2003 and June 30, 2003

Vancouver, B.C., Alamos Gold Inc. announces that as a result of a review by the British Columbia Securities Commission, the Company has filed on SEDAR (www.sedar.com) an Amended and Restated Form 51-901F, Schedule C, Management Discussion and Analysis combined for the quarters ended March 31, 2003 and June 30, 2003.

The additional disclosure relates primarily to enhanced discussion and analysis of Results of Operations and expenditures on Mineral Properties as well as additional disclosure of Related Party Transactions as prescribed by the British Columbia Securities Commission.   There are no changes or restatement to previously reported financial position, results of operations, statements of cash flows, or statements of cumulative mineral property costs for the above-noted periods, or comparative figures, as a result of this amended disclosure.

For further information, please contact:

John A. McCluskey
President and Chief Executive Officer
Tel: 416-925-4880
Fax: 416-925-2264
Email: john.mccluskey@sympatico.ca
Website: www.alamosgold.com

_____

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



Alamos Gold Inc,

Suite 1400, 400 Burrard Street
PO Box 48780 Bentall Centre
Vancouver, British Columbia
Canada   V6C 3G2

Telephone: (604) 643-1787
Facsimile: (604) 643-1773

Email: info@alamosgoldcom

Website: www.alamosgold.com
Trading Symbol: AGI (TSX Venture)

March 22, 2004

Alamos Gold Acquires 17,500 Tonne Per Day Crushing PlantFrom Kennecott Minerals

(Toronto: March 22, 2004)   Alamos Gold Inc., (AGI-TSX.V) announces that an agreement has been signed to purchase a three stage crushing plant, complete with a stacker and conveyor system from Kennecott Minerals Corporation, of Salt Lake City, Utah. The US$1 million purchase amount includes a substantial inventory of spares and parts for the crushing and conveying system. The purchase of a well maintained used plant will allow for a substantial reduction in capital costs for Alamos Gold's Mulatos Project, which is in the final stage of a bankable feasibility study.

The terms of the purchase include a US$300,000 non-refundable down payment, with the balance of the funds to be paid by the end of July 2004. The crushing plant has been in operation for the past 13 years at Kennecott's Rawhide Mine in Nevada, operating at a production rate of 17,500 tonnes per day. This is sufficient capacity to accommodate the Mulatos project's crushing requirements.

The first phase of the Mulatos Project is designed to produce at a rate of 10,000 tonnes per day, which will yield approximately 150,000 ounces of gold per year. The excess capacity of the new crusher can allow for a number of operational improvements that should positively impact the economics of the project. Two key advantages involve the ability to lower the cut off grade of the operation and, as a consequence, increase the amount of gold conveyed to the leach pad in the early years of the mine. Lowering the cutoff grade has a further benefit of reducing the waste-to-ore stripping ratio. These factors will work together to reduce operating costs at the Mulatos operation.

The crushing plant has the capacity to accommodate a second phase expansion envisioned for the project that would see the rate of production increase to 20,000 tonnes per day in 2006. The expansion is timed to bring on additional resources from the Escondida, Gap and El Victor Zones, which lie outside the phase one pit. The expansion is contingent upon a second feasibility study scheduled for completion in 2006.

For further information about Alamos Gold Inc., please visit Alamos' website at www.alamosgold.com or contact:

John A. McCluskey
President and Chief Executive Officer
Tel: 416-368-9932 x203
Fax: 416-368-2934
Email: jmccluskey@alamosgold.com

Victoria Vargas de Szarzynski
Investor Relations
Tel: 416-368-9932 x201
Fax: 416-368-2934
Email: vvargas@alamosgold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



Alamos Gold Inc.

Suite 1400, 400 Burrard Street
PO Box 48780 Bentall Centre
Vancouver, British Columbia
Canada   V6C 3G2

Telephone: (604) 643-1787
Facsimile: (604) 643-1773

Email: info@alamosgoldcom

Website: www.alamosgold.com
Trading Symbol: AGI (TSX Venture)

March 23, 2004

Alamos Gold Obtains Water Rights for Mulatos Project

(Toronto: March 23, 2004) Alamos Gold Inc., (AGI-TSX.V) announces that its wholly owned Mexican subsidiary, Minas de Oro Nacional S.A. de C.V., has obtained from the Comision Nacional Del Agua (CAN), a bureau of the Federal government of Mexico, approval of an agreement to acquire surface water rights in the amount of 1,500,000 cubic meters per year, to be drawn from the Mulatos River. These rights, which are granted in perpetuity, provide sufficient capacity to support the water requirements for the Mulatos Project throughout the life of the mine.

The water rights were purchased from the Asociacion De Usuarios De Sahuaripa A.C. subject to the approval of the CAN. In consideration for the purchase of the water rights, Alamos Gold has agreed to finance the drilling of 5 water wells in the Sahuaripa region to support agricultural irrigation near the towns of Sahuaripa and Arivechi. The company will pay to the association US$310,000 by the end of March to fully satisfy the cost of the water well development.

Obtaining the water rights for the Mulatos Project is a significant milestone for Alamos Gold, and is the result of successful negotiation with local communities which has achieved an agreement that benefits both parties. The Mulatos Project is the final stage of a bankable feasibility study which will be published early in the second quarter of this year.

For further information about Alamos Gold Inc., please visit Alamos' website at www.alamosgold.com or contact:

John A. McCluskey
President and Chief Executive Officer
Tel: 416-368-9932 x203
Fax: 416-368-2934
Email: jmccluskey@alamosgold.com

Victoria Vargas de Szarzynski
Investor Relations
Tel: 416-368-9932 x201
Fax: 416-368-2934
Email: vvargas@alamosgold.com

MATERIAL CHANGE REPORT

Form 53-901F under Section 85(1) of the British Columbia Securities Act
Form 27 under Section 118(1) of the Alberta Securities Act
Form 27 under Section 75(2) of the Ontario Securities Act
(Individually, the "Act" and collectively, the "Securities Acts")

1. **Reporting Issuer**

State the full name and address of the principal office in Canada of the reporting issuer:

Alamos Gold Inc. ("Alamos")
1400th Floor – 400 Burrard Street
P.O. Box 48780, Bentall Centre
Vancouver, BC   V7X 1A6

2. **Date of Material Changes**

State the date of the material change. December 12, 2003

3. **Press Release**

State the date and place(s) of issuance of the press release issued under Section 85(1)(BC), Section 118(1) (AB) and Section 75(1) (ON) of the Securities Act.

The press release dated December 12, 2003 was filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions via SEDAR and disseminated through CCN Matthews and various other approved public media.

4. **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Alamos announced assay results from five additional holes of the recently concluded fifteen hole underground core drilling program on its Mulatos deposit in Mexico. A total of 1821.4 m of core were drilled, with five areas of higher grade structurally controlled mineralization tested. Drill hole results are consistent with the first four holes, and continue to demonstrate significant intercepts of gold mineralization higher than the average grade of the deposit.

5. **Full Description of Material Change**

Alamos announced assay results from five additional holes of the recently concluded fifteen-hole underground core-drilling program within the Cerro Estrella portion of the Mulatos deposit in Sonora, Mexico. A total of 1821.5m of core were drilled in the Phase I program, with five areas of higher-grade structurally controlled mineralization tested.

Drill hole results are consistent with the first four holes, and continue to demonstrate significant intercepts of gold mineralization higher than the average grade of the deposit. Drill hole composite intervals are presented in the following table:

NOPAL / CANTIL UNDERGROUND CORE HOLES
COMPOSITE RESULTS

DRILL HOLE (Azimuth/ Inclination)	TOTAL DEPTH (m)	FROM (m)	TO (m)	INTERVAL (m)	GOLD g/t	LITHOLOGY/ALTERATION/ OXIDATION
NP03-01 **(240/+25)** Includes:	**129.3**	**0** 3.05	**114.74** 29.06	**114.74** 26.01	**3.05** 6.47 (uncut) 5.20 (cut to 34 g/t)	**0-79.85m Rhyodacite porphyry, strong advanced argillic alteration, unoxidized. 79.85-110m Rhyodacite porphyry, strong vuggy silica alteration, strongly oxidized. 110-129.3 volcaniclastic conglomerate, strongly argillized.**
NP03-05 **(240/0)**	**100.05**	**0** **53.21**	**47.13** **86.65**	**47.13** **33.44**	**2.68** **1.97**	**0-100.5m Rhyodacite porphyry, strong advanced argillic alteration with local silicified zones, unoxidized.**
NP03-06 **(240/-20)** Includes:	**106.1**	**0** 32.12 70.37	**102.5** 40.97 76.49	**102.5** 8.85 6.94	**5.45** 11.76 29.25 (uncut) 22.96 (cut to 34g/t)	**0-12.8m Rhyodacite porphyry, moderate to strong silica alteration, moderately to strongly oxidized. 12.8-102.5m Rhyodacite porphyry, strong-intense vuggy silica alteration, strongly oxidized.**
NP03-07 **(050/0)**	**101.4**	**0**	**101.4**	**101.4**	**2.14**	**0-29.85m Rhyodacite porphyry, strong silicic alteration, strongly oxidized. 29.85-101.4m Rhyodacite porphyry, strong vuggy silica alteration, strongly oxidized.**
CT03-03 **(230/0)**	**141.4**	**0** **82.45**	**79.36** **134.47**	**79.36** **52.02**	**3.01** **1.98**	**0-134.47m Volcaniclastic conglomerate, coarse-grained facies, strongly silicified with zones advanced argillic alteration, strong fracture-controlled oxidization in silicified intervals.**

Drill holes NP03-01, NP03-05, NP03-06, NP03-07 were drilled in the main Cerro Estrella structural zone and substantiate the concept of higher-grade gold concentrations within broad structural zones. NP03-06, NP03-03, and NP03-04 (previous release) and NP03-01 and NP03-05 are fan holes that demonstrate mineralization continuity a minimum of 75m vertically within the zones. Forthcoming holes will provide intercepts at higher elevations. Highest-grade intercepts in NP03-06 include 3.1m at 48.25 g/t (uncut) and 1.5m @ 34.9 g/t.

Drill hole CT03-03 is significant in that it was drilled in the northern portion of the Cerro Estrella area and tests a separate structural zone. CT03-03 assay results indicate a width of +3 g/t gold mineralization approximately twice that predicted by the previous model. Intercept widths are believed to be roughly reflective of true zone widths at the Nopal level elevation. A 0.5g/t cut-off grade was used for calculation of composite intervals, with only a single 1.5m interval of sub-0.5 g/t material allowed within a composite interval.

The Mulatos underground drilling program is being carried out under the direction of Ken Balleweg, BSc. Geological Engineering, MSc. Geology. Mr. Balleweg is Alamos' Exploration Manager and the Qualified Person as that term is defined in National Instrument 43-101 of the Canadian Securities Administrators. Strict sampling and QA/QC protocol are followed, including use of the same sampling procedures and standards used in previous Placer Dome drilling programs. Sample intervals are 1.5 m, except to accommodate geologic contacts. The NQ2 core is cut on site, and half sent to BSI Inspectorate Laboratories in Reno, Nevada for analysis. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 3.0 g/t. All remaining holes have been processed and shipped for analysis. Assay results from the remaining holes are anticipated by month-end.

6. **Reliance on Section 85(2) (BC), Section 118(2) (AB) and Section 75(3) (ON) of the   Securities Acts**

    Not applicable.

7. **Omitted Information**

    Not applicable.

8. **Senior Officers**

    The following senior officer of Alamos is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

    Nerio V. Cervantes, Chief Financial Officer
    1400th Floor, 400 Burrard Street
    P.O. Box 48780, Bentall Centre
    Vancouver, BC   V7X 1A6
    Telephone: 604-643-1787

9. **Statement of Senior Officer**

    The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, B.C., this 12th day of December, 2003.

/s/ Nerio V. Cervantes

_____
Nerio V. Cervantes, Chief Financial Officer

MATERIAL CHANGE REPORT

Form 53-901F under Section 85(1) of the British Columbia Securities Act
Form 27 under Section 118(1) of the Alberta Securities Act
Form 27 under Section 75(2) of the Ontario Securities Act
(Individually, the "Act" and collectively, the "Securities Acts")

1.   **Reporting Issuer**

State the full name and address of the principal office in Canada of the reporting issuer:

Alamos Gold Inc. ("Alamos")
1400th Floor – 400 Burrard Street
P.O. Box 48780, Bentall Centre
Vancouver, BC   V7X 1A6

2.   **Date of Material Changes**

State the date of the material change. January 21, 2004

3.   **Press Release**

State the date and place(s) of issuance of the press release issued under Section 85(1)(BC), Section 118(1) (AB) and Section 75(1) (ON) of the Securities Act.

The press release dated January 21, 2004 was filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions via SEDAR and disseminated through CCN Matthews and various other approved public media.

4.   **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Alamos announced that a new gold resource estimate has been completed for the Mulatos deposit in conjunction with a feasibility study that is currently in progress. The resource estimate was prepared by Mike Lechner, President of Resource Modeling Inc. of Tucson, Arizona. Mr. Lechner is recognized as a Qualified Person according to the requirements of NI 43-101.

5.   **Full Description of Material Change**

Alamos announced that a new gold resource estimate has been completed for the Mulatos deposit in conjunction with a feasibility study that is currently in progress. M3 Engineering and Technology Corporation from Tucson, Arizona is preparing the feasibility study using a development plan that has substantially lower capital costs than those used in previous studies.

A total of 593 drill holes totaling over 95,000 meters of drilling (359 reverse circulation and 172 core holes) were used to estimate gold and silver resources, including the recently completed underground core holes. The resource estimate also utilized a new geologic interpretation consisting of a series of high-grade mineralized structures within a broad zone of lower-grade gold mineralization. Higher-grade structurally controlled gold domains were identified by both surface and underground mapping and further substantiated by the recent underground drilling program. The underground drilling program also suggests that oxidation within the deposit is more extensive than previously realized, which will be quantified and integrated into the feasibility study prior to its completion.

The resource estimate was prepared by Mike Lechner, President of Resource Modeling Inc. of Tucson, Arizona. Mr. Lechner is recognized as a Qualified Person according to the requirements of NI 43-101. The new resource model is more conservative than previous model estimates by the application of tighter search envelopes and more stringent resource classification criteria. Block gold grade estimation was constrained by a 0.25 g/t gold grade envelope that was constructed using alteration distribution and known structural controls as boundary constraints. Gold grades were estimated using a series of inverse distance cubed interpolation runs that used progressively longer search ranges. The following table summarizes the measured plus indicated and inferred gold resources for the Mulatos deposit at several gold cutoff grades. The resources shown in the table below comply with the definitions for measured, indicated, and inferred resources as outlined by CIMM and NI 43-101 guidelines.

Au Cutoff	Measured+Indicated			Inferred			Total Resources		
(g/t)	Tonnes (000)	Au (g/t)	Au Ozs (000)	Tonnes (000)	Au (g/t)	Au Ozs (000)	Tonnes (000)	Au (g/t)	Au Ozs (000)
0.20	140,186	0.88	3,966	54,667	0.50	879	194,853	0.77	4,845
0.40	93,100	1.17	3,502	21,192	0.86	586	114,292	1.11	4,088
0.60	62,216	1.51	3,020	10,382	1.26	421	72,598	1.47	3,441
0.80	44,285	1.84	2,620	6,336	1.63	332	50,621	1.81	2,952
1.00	33,094	2.17	2,309	4,240	1.99	271	37,334	2.15	2,580

Gold resource classification was based on proximity to drill hole data. Measured resources were defined as blocks within 6 meters of drilling, indicated resources defined as blocks estimated by holes between 7 to 36 meters from the drill hole data, and inferred resources as blocks within 37 to 74 meters from drilling information, but inside of a 0.25 g/t gold grade envelope. No measured resources were defined for blocks outside of a 0.25g/t grade envelope, but blocks outside of the 0.25g/t grade shell were defined as indicated if within 18 meters of drilling data, and inferred within 19 to 36 meters from drilling data. Future infill drill hole information will most likely result in the conversion of inferred resources to measured and/or indicated resources. Similarly it is believed that future drilling campaigns will add additional resources to the current inventory. High-grade gold assays were capped at 35 g/t prior to compositing the drill hole data. In addition, selected assay grades from two early drill campaigns were reduced after a thorough review of check assay results suggested positive bias in the original assays, resulting in a more conservative, but higher confidence in the grade estimate. The assays from 34 1994 vintage air track holes were discarded because of suspected poor sample recovery and the possibility of down-hole contamination. Nearby core and reverse circulation drilling data were used in place of the air track holes.

6.   **Reliance on Section 85(2) (BC), Section 118(2) (AB) and Section 75(3) (ON) of the Securities Acts**

Not applicable.

7.   **Omitted Information**

Not applicable.

8.   **Senior Officers**

The following senior officer of Alamos is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

John A. McCluskey
President and Chief Executive Officer
Tel: 416-925-4880
Fax: 416-925-2264

9.   Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, B.C., this 21st day of January, 2004.

/s/ Sharon L. Fleming

_____
Sharon L. Fleming, Corporate Secretary

IT IS AN OFFENCE UNDER THE *SECUTIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE *SECURITIES ACT*, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

MATERIAL CHANGE REPORT

Form 53-901F under Section 85(1) of the British Columbia Securities Act
Form 27 under Section 118(1) of the Alberta Securities Act
Form 27 under Section 75(2) of the Ontario Securities Act
(Individually, the "Act" and collectively, the "Securities Acts")

1. **Reporting Issuer**

    State the full name and address of the principal office in Canada of the reporting issuer:

    Alamos Gold Inc. ("Alamos Gold")
    1400th Floor – 400 Burrard Street
    P.O. Box 48780, Bentall Centre
    Vancouver, BC   V7X 1A6

2. **Date of Material Changes**

    State the date of the material change. February 12, 2004

3. **Press Release**

    State the date and place(s) of issuance of the press release issued under Section 85(1)(BC), Section 118(1) (AB) and Section 75(1) (ON) of the Securities Act.

    The press release dated February 12, 2004 was filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions via SEDAR and disseminated through CCN Matthews and various other approved public media.

4. **Summary of Material Change**

    Provide a brief but accurate summary of the nature and substance of the material change.

    Alamos Gold announced the appointment of Jon Morda as its new Chief Financial Officer and the grant of options to Mr. Morda.

5. **Full Description of Material Change**

    Alamos Gold announced the appointment of Jon Morda, C.A., as its new Chief Financial Officer. Mr. Morda is a financial executive, experienced in areas of corporate financing, treasury, accounting and taxation functions. He obtained his B.A. (Economics and Accounting) in 1975 from the University of Toronto, and became a Member of the Institute of Chartered Accountants of Ontario in 1980. Mr. Morda began his career in the mining sector in 1986 as Supervisor, Taxation with Dome Mines Ltd. Mr. Morda has been associated with mining exploration and development companies active in Mexico since 1995.

    Alamos Gold also announced the grant of options to purchase up to a total of 110,000 shares in the capital of the Company at a price of $2.75 per share commensurate with the aforementioned appointment. The options are exercisable for a five year period, and are granted pursuant to Alamos' 2003 Stock Option Plan.

6.   **Reliance on Section 85(2) (BC), Section 118(2) (AB) and Section 75(3) (ON) of the Securities Acts**

Not applicable.

7.   **Omitted Information**

Not applicable.

8.   **Senior Officers**

The following senior officer of Alamos Gold is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

John A. McCluskey
President and Chief Executive Officer
Tel: 416-925-4880
Fax: 416-925-2264

9.   **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, B.C., this 12th day of February, 2004.

/s/ Sharon L. Fleming

Sharon L. Fleming, Corporate Secretary

IT IS AN OFFENCE UNDER THE *SECUTIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE *SECURITIES ACT*, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

MATERIAL CHANGE REPORT

Form 53-901F under Section 85(1) of the British Columbia Securities Act
Form 27 under Section 118(1) of the Alberta Securities Act
Form 27 under Section 75(2) of the Ontario Securities Act
(Individually, the "Act" and collectively, the "Securities Acts")

1.   Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Alamos Gold Inc. ("Alamos Gold")
1400th Floor – 400 Burrard Street
P.O. Box 48780, Bentall Centre
Vancouver, BC   V7X 1A6

2.   Date of Material Changes

State the date of the material change. March 23, 2004

3.   Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1)(BC), Section 118(1) (AB) and Section 75(1) (ON) of the Securities Act.

The press release dated March 23, 2004 was filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions via SEDAR and disseminated through CCN Matthews and various other approved public media.

4.   Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Alamos Gold announced that its wholly owned Mexican subsidiary, Minas de Oro Nacional S.A. de C.V., has obtained from the Comision Nacional Del Agua (CAN), a bureau of the Federal government of Mexico, approval of an agreement to acquire surface water rights in the amount of 1,500,000 cubic meters per year, to be drawn from the Mulatos River. These rights, which are granted in perpetuity, provide sufficient capacity to support the water requirements for the Mulatos Project throughout the life of the mine.

5.   Full Description of Material Change

Alamos Gold announced that its wholly owned Mexican subsidiary, Minas de Oro Nacional S.A. de C.V., has obtained from the Comision Nacional Del Agua (CAN), a bureau of the Federal government of Mexico, approval of an agreement to acquire surface water rights in the amount of 1,500,000 cubic meters per year, to be drawn from the Mulatos River. These rights, which are granted in perpetuity, provide sufficient capacity to support the water requirements for the Mulatos Project throughout the life of the mine.

The water rights were purchased from the Asociacion De Usuarios De Sahuaripa A.C. subject to the approval of the CAN. In consideration for the purchase of the water rights, Alamos Gold has agreed to finance the drilling of 5 water wells in the Sahuaripa region to support agricultural irrigation near the towns of Sahuaripa and Arivechi. The company will pay to the association US$310,000 by the end of March to fully satisfy the cost of the water well development.

Obtaining the water rights for the Mulatos Project is a significant milestone for Alamos Gold, and is the result of successful negotiation with local communities which has achieved an agreement that benefits both parties. The Mulatos Project is the final stage of a bankable feasibility study which will be published early in the second quarter of this year.

6.   Reliance on Section 85(2) (BC), Section 118(2) (AB) and Section 75(3) (ON) of the   Securities Acts

Not applicable.

7.   Omitted Information

Not applicable.

8.   Senior Officers

The following senior officer of Alamos Gold is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

John A. McCluskey
President and Chief Executive Officer
Tel: 416-925-4880
Fax: 416-925-2264

9.   Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, B.C., this 23rd day of March, 2004.

/s/ Sharon L. Fleming

_____
Sharon L. Fleming, Corporate Secretary

REPORT UNDER PART 4
Of
NATIONAL INSTRUMENT 62-103

1. **Name and address of eligible institutional investor:**

Sprott Asset Management Inc. (the "Offeror")
200 Bay Street, Suite 2700, P.O. Box 27
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2J1

2. **The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:**

As at November 30, 2003 there is a net increase in the holdings of 3,600,426 common shares (the "Common Shares") and a net decrease of 2,840,000 warrants (the "Warrants") of Alamos Gold Inc. (the "Issuer"). Also, an increase in the aggregate number of currently issued and outstanding shares has resulted in a net decrease of 2.5% in the Offeror's securityholdings.

3. **The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:**

As at November 30, 2003 the Offeror exercises control or direction, on behalf of accounts fully managed by it, over 5,856,296 Common Shares of the Issuer and 560,000 Warrants which are exercisable for 560,000 Common Shares. Based on the number of currently issued and outstanding Common Shares (as reported by the Issuer) and assuming the exercise of the Warrants the Offeror exercises control or direction over 12.9% of the issued and outstanding Common Shares.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:**

a) **the eligible institutional investor, either alone or together with any joint actors, has ownership and control:**

The Offeror does not itself own any Common Shares or other securities of the Issuer. The only persons with whom the Offeror may be deemed by the *Securities Act* (Ontario) to be acting jointly and in concert with would be included in the list of managed accounts referred to below.

(b)   **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:**

None.

(c)   **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**
The Offeror exercises control or direction over all of the Common Shares and Warrants referred to above in its capacity as portfolio manager of managed accounts.

5.   **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The securities described herein are being held for investment purposes. Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

6.   **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

None.

7.   **The names of any joint actors in connection with the disclosure required by this report:**

The managed accounts of the Offeror holding Common Shares include: Sprott Canadian Equity Fund, Sprott Gold and Precious Minerals Fund, Sprott Bull/Bear RSP Fund, Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Master Fund, Ltd., BluMont Strategic Partners Hedge Fund and the Sprott Managed Accounts.

8.   **If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:**

Not applicable.

9.   **A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:**

The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer. The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 9th day of December, 2003.

SPROTT ASSET MANAGEMENT INC.

                                             By: "Neal Nenadovic"

    Neal Nenadovic
    Chief Financial Officer

REPORT UNDER PART 4
Of
NATIONAL INSTRUMENT 62-103

1.   **Name and address of eligible institutional investor:**

Sprott Asset Management Inc. (the "Offeror")
200 Bay Street, Suite 2700, P.O. Box 27
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2J1

2.   **The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part**
4 or the early warning requirements:

As at January 31, 2003 there is a net increase in the holdings of 1,533,900 common shares (the "Common Shares") of Alamos Gold Inc. (the "Issuer"). Also, an increase in the aggregate number of currently issued and outstanding shares has resulted in a net increase of 2.7% in the Offeror's securityholdings.

3.   **The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:**

As at January 31, 2004 the Offeror exercises control or direction, on behalf of accounts fully managed by it, over 7,390,196 Common Shares of the Issuer and 560,000 warrants
(the "Warrants") which are exercisable for 560,000 Common Shares. Based on the number of currently issued and outstanding Common Shares (as reported by the Issuer) and assuming the exercise of the Warrants the Offeror exercises control or direction over
15.6% of the issued and outstanding Common Shares.

4.   **The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:**

(a)   **the eligible institutional investor, either alone or together with any joint actors, has ownership and control:**

The Offeror does not itself own any Common Shares or other securities of the Issuer. The only persons with whom the Offeror may be deemed by the *Securities Act* (Ontario) to be acting jointly and in concert with would be included in the list of managed accounts referred to below.

(b)   **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:**

None.

(c)   **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

The Offeror exercises control or direction over all of the Common Shares and Warrants referred to above in its capacity as portfolio manager of managed accounts.

5.   **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The securities described herein are being held for investment purposes. Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

6.   **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

None.

7.   **The names of any joint actors in connection with the disclosure required by this report:**

The managed accounts of the Offeror holding Common Shares and Warrants include: Sprott Canadian Equity Fund, Sprott Gold and Precious Minerals Fund, Sprott Bull/Bear RSP Fund, Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Master Fund, Ltd., BluMont Strategic Partners Hedge Fund and the Sprott Managed Accounts.

8.   **If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:**

Not applicable.

9.   A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:

The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer. The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 10th day of February, 2004.

SPROTT ASSET MANAGEMENT INC.

By: "Neal Nenadovic"

Neal Nenadovic
Chief Financial Officer

AMENDED AND RESTATED

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:

| | Schedule A |

| X | Schedule C |

ISSUER DETAILS:

For Quarters Ended:	March 31, 2003 and June 30, 2003
Date of Report:	February 20, 2004
Name of Issuer:	ALAMOS GOLD INC.
Issuer's Address:	1400 – 400 Burrard Street
	Vancouver, B.C. V6C 3G2
Issuer's Fax Number:	(604) 643-1787
Issuer's Phone Number:	(604) 643-1773
Contact Person:	JON MORDA
Contact Position:	Chief Financial Officer
Contact Telephone Number:	(604) 643-1787
Contact E-mail:	alamos@intergate.bc.ca
Web Site Address:	www.alamosgold.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

JOHN A. McCLUSKEY	*"John A. McCluskey"*	04/02/20
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

JAMES M. McDONALD	*"James M. McDonald"*	04/02/20
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

ALAMOS GOLD INC.

SCHEDULE C - MANAGEMENT DISCUSSION AND ANALYSIS
For the Fiscal Quarters Ended March 31, 2003 and June 30, 2003
_____

(All monetary figures in U.S. dollars unless otherwise specified.)

1.) **Description of Business:**

The Company is in the gold mining business in Mexico. It has acquired a significant mineral property in the State of Sonora and is working towards placing this Mulatos property into commercial production.

2.) **Operations:**

For the quarter ending March 31, 2003:

At an Extraordinary General Meeting held in January 24, 2003 by both Alamos Minerals Ltd. and National Gold Corporation, shareholders of the two companies approved an amalgamation to form ALAMOS GOLD INC. The Chairman & President was Chester F. Millar, founder of Glamis Gold Ltd. and Eldorado Gold Corp. Mr. John McCluskey was Vice-President and Chief Executive Officer, Mr. Stephen R. Stine was Vice-President and Chief Operating Officer.

Under the terms of the amalgamation, shareholders of Alamos Minerals Ltd. (AML) would receive one share of Alamos Gold Inc. for each two shares of AML. Shareholders of National Gold Corporation (NGC) would receive one share of Alamos Gold Inc. for each 2.352 shares of NGC. The capital structure of Alamos Gold Inc. consisted of 32.8 million shares issued and outstanding, and 44.9 million shares on a fully diluted basis.

The merger consolidated the ownership of the Salamandra Property which hosts the large Mulatos gold deposit in Sonora, Mexico. It has provided a greater asset base and capitalization and increased efficiencies in the development of the Mulatos Deposit.

Alamos Gold Inc. started trading on February 21, 2003 at the TSX-Venture Exchange under the symbol "AGI".

Salamandra Project:

On February 19, 2003, National Gold Corporation & Alamos Minerals Ltd. jointly announced that they had made the final payment to the Vendors of the Salamandra Property by paying C$5.6 million . Under the terms of the December 2000 Asset Purchase Agreement, National & Alamos owed the vendors of Salamndra C$7.5 million of the original C$10.5 million purchase price. Prepayment of the debentures reduced the amount due under the debentures to C$5,6 million, a discount of C$1.9 million dollars.

The payment was made by securing a loan facility from H. Morgan & Company for C$5.7 million. The loan has a term of of 61 months to the maturity date. It could be repaid in full anytime after 24 months, and up to 50% of the total amount could be paid at anytime upon 30 days written notice. The rate of interest on the loan is 12% per annum compounded annually, not in advance. Repayment terms require Alamos to pay the interest only, annually in arrears on the outstanding balance; the principal is due in full on the maturity date.

Results of Operations:

For the three months ending March 31, 2003, the Company incurred a loss of $116K compared to $72K during the same period in 2002. The $116K loss is net of a foreign exchange gain of $139K arising from the currency translation from Mexican Pesos of Minas de Oro Nacional accounts. The increased loss is mainly due to higher legal and accounting fees ($90K) and office and administration costs (107K). Office and administration includes $75K of interest expense related to the Company's $3.75 million Note Payable.

Office and Administration:

$107K was incurred versus $11K for the same period the prior year. This was mainly due to the $74K interest expense accrued on the C$5.7 million long-term loan payable to H. Morgan & Company. The company had no debt in the comparable period in 2002, therefore no interest had accrued.

Legal, Audit and Accounting:

Legal, audit and accounting totaled $90,573 (2002 – 14K) of which $75K was for nonrecurring legal fees incurred pursuant to the merger of Alamos Minerals Ltd. with National Gold Corporation.

Mineral Properties

Field Work and Supplies:

The Salamandra project is the main exploration project for the Company. The Company is advancing the project through mineral resource expansion to provide the basis for a feasibility study to be completed early in 2004. Prior period expenditures are not directly comparable, as the Company recently acquired the Salamandra project pursuant to the merger with its joint venture partner. $84,252 (2002 - $170K) was charged to field work and supplies: drilling , $15K; environmental / permitting, $9K; camp $10K. Included in the field work and supplies were $49K costs related to surface rights, which the Company intends to reclassify to Property Maintenance in future reports.

Geological Services and Consulting:

For the quarter ended March 31, 2003, $46K (2002 - $44K) was paid for geological services and consulting representing mainly the fees paid to four individuals contracted for the Salamandra project. In addition to these fees, the Company paid a $13K semiannual licensing fee to Mintec Inc. for the Mine Sight Technology (MST) agreement that the Company entered into. MST is a geological and mine engineering software program.

Related Party Transactions:

The Company pays certain directors and officers pursuant to contracts to provide management and administrative services. Refer to Schedule A, notes to financial statements #5: During the quarter $61K (2002 – $56K) was paid to directors and officers of the Company as follows; Chairman & President $10K, Chief Executive Officer $36K and Chief Operating Officer $15K, for services rendered. The Chief Operating Officer is compensated based on services provided, at an hourly rate; consequently, his quarterly compensation may fluctuate. The other two officers are generally compensated on a monthly retainer basis.

Operations: For the Quarter Ended June 30, 2003:

During the three months ending June 30, 2003, the Company continued to focus on the development of the Salamandra Property. M3 Engineering was commissioned to conduct an independent feasibility study that would provide information needed towards a production decision. During the quarter upgrades were done on access roads, camps, and water supply system. Interaction with the locals was enhanced in an effort to take proactive measures to further develop community relations in the village of Mulatos. An exploration program was initiated under the supervision of Ken Balleweg, who has an extensive knowledge of the area resulting from his employment as senior project geologist for Placer Dome, the previous owners of the Salamandra.

Results of Operations:

For the three months ending June 30, 2003 expenses totalled $316K versus $82K for the same period in 2002, an increase of $234K as the Company emerged from the amalgamation of National Gold Corporation and Alamos Minerals Ltd. to form Alamos Gold Inc. The major increases in costs occurred for legal and accounting ($78K) and office and administration ($111K). Interest expense in the amount of $112K is included as office and administration for presentation purposes.

Office and Administration:

$144K was incurred on office and administration, compared to $13K in 2002. The increase was largely due to the $112K three months accrued interest on the C$5.7 million H. Morgan loan. There
was also an overall increase in salaries, rent, telephone/fax and printing costs with the assumption of the Sonora office and with the increased volume of Company activities following the merger.

Legal, Audit and Accounting:

For the quarter ending June 30, 2003, the Company incurred $114K ($34K) in legal, audit and accounting expenses. Legal and accounting fees relating to the merger are nonrecurring. $79K was paid on legal fees for various matters including the filing of Form 20F with the U.S. Securities & Exchange Commission, which represents additional disclosure costs for the Company, and Mexican legal issues. Included in the $79K was $29K in legal fees incurred by National Gold Corporation pursuant to the merger with Alamos Minerals Ltd. Of the $35K in audit and accounting, $15K was in payment of fees incurred by National pursuant to the merger.

Mineral Properties

Field Work and Supplies:

The Salamandra project is the main exploration project for the Company. The Company is advancing the project through mineral resource expansion to provide the basis for a feasibility study to be completed early in 2004. Prior period expenditures are not directly comparable, as the Company recently acquired the Salamandra project pursuant to the merger with its joint venture partner. During the second quarter of 2003, $179K (2002 - $59K) was charged to field work and supplies as follows: drilling, $38K; road building, $28K; environmental/permits, $13K; camp expenses, $20K; mine administration, $15K; transport $10K. Included in the field work and supplies expense during the quarter was $47K in surface rights related expenses which the Company is reclassifying to Property Maintenance.

Geological Services and Consulting:

$93K (2002 - $54K) was spent on geological services and consulting mainly on the four individuals retained by the Company for the Salamandra project. Two of these consultants incurred more time on the project than in the previous quarter consistent with the company strategy to pursue further initiatives in the development of the property. The services of Resource Development Inc. (RDI) were also utilized for feasibility study purposes to review previous metallurgical test work.

Related Party Transactions:

The Company pays certain directors and officers pursuant to contracts to provide management and administrative services. Refer to Schedule A, notes to financial statements #7: For the three months ending June 30, 2003, a total of $71K (2002 - $29K) was paid to directors and officers of the Company as follows: Chairman and President, $10K; Chief Executive Officer, $26K and Chief Operating Officer, $35K, for services rendered. The Chief Operating Officer is compensated based on services provided, at an hourly rate; consequently, his quarterly compensation may fluctuate. The other two officers are generally compensated on a monthly retainer basis.

Financing / Subsequent Events

Subsequent to June 30, 2003:

The Company closed a private placement of 8.5 million units@ C$1.45 per unit for gross proceeds of C$12,325,000. Each unit consisted of one common share and a half of transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional share of Alamos at a price of C$1.75 for a period of one year following the closing. The shares, warrants and any shares issuable on the exercise of the warrants are subject to a hold period expiring December 22, 2003.

On September 11, 2003, the Company paid C$3,215,988.76 to H. Morgan and Company for 50% (C$2,850,500) of its long term loan plus accrued interest of C$365,488.76.

Liquidity

The Company has sufficient capital resources and liquidity to carry on its planned exploration program at Salamandra for 2003 and to meet its corporate expenses for the coming year. The Company has consistently demonstrated its ability to raise funds in the capital market and remains confident it will meet all its operating needs and financial obligations.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.
(Registrant)

March 26, 2004	By: /s/ Sharon L. Fleming
Date	Sharon L. Fleming
	Corporate Secretary